EXHIBIT 99

CERTIFICATION OF CEO AND CFO PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I certify, to the best of my knowledge, that the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 of Norfolk Southern Corporation fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Norfolk Southern Corporation.

Signed: /s/ David R. Goode
     David R. Goode
     Chairman, President and Chief Executive Officer
     Norfolk Southern Corporation

Dated: April 30, 2003

I certify, to the best of my knowledge, that the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 of Norfolk Southern Corporation fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of Norfolk Southern Corporation.

Signed: /s/ Henry C. Wolf
     Henry C. Wolf
     Vice Chairman and Chief Financial Officer
     Norfolk Southern Corporation

Dated: April 30, 2003